SECURITIES AND EXCHANGE COMMISSION


                     Washington, D.C. 20549




                          SCHEDULE 13G



            Under the Securities Exchange Act of 1934



                       (Amendment No. ...)



                  DataLink Systems Corporation
                        (Name of Issuer)



                          Common Stock
                 (Title of Class of Securities)



                          238 04A 107
                         (CUSIP Number)

CUSIP No.


     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
               Peter A. Allard


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)
          (b)


     3)   SEC Use Only


     4)   Citizenship or Place of Organization


     Number         (5)  Sole Voting Power                   2,582,500
       of
     Shares
     Beneficially   (6)  Shared Voting Power                 0
     Owned
     By
     Each           (7)  Sole Dispositive Power              2,582,500
     Reporting
     Person
     With           (8)  Shared Dispositive Power            0


     9)   Aggregate Amount Beneficially Owned by Each
          Reporting Person                                   2,582,500


     10)  Check if the Aggregate Amount in Row (9) Excludes
          Certain Shares (See Instructions)


     11)  Percent of Class Represented by Amount in Row 9    14.6%


     12)  Type of Reporting Person (See Instructions)        00

ITEM 1(A):     Name of Issuer:
                    DataLink Systems Corporation

ITEM 1(B):     Address of Issuer's Principal Executive Offices:
                    2105 Hamilton Avenue, Suite 240
                    San Jose, California  95125

ITEM 2(A):     Name of Person Filing:
                    Peter A. Allard

ITEM 2(B):     Address of Principal Business Office or, if none, Residence:
                    Seawatch, The Garden, St. James, Barbados, BWI

ITEM 2(C):     Citizenship:
                    Canadian


ITEM 2(D):     Title of Class of Securities:
                    Common Stock

ITEM 2(E):     CUSIP Number:
                    238 04A 107




ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR
            13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [   ]     Broker or Dealer registered under Section 15
                    of the Act

     (b)  [   ]     Bank as defined in Section 3(a)(6) of the Act

     (c)  [   ]     Insurance Company as defined in section
                    3(a)(19) of the Act

     (d)  [   ]     Investment Company registered under section 8
                    of the Investment Company Act

     (e)  [   ]     Investment Adviser registered under section
                    203 of the Investment Advisers Act of 1940

     (f)  [   ]     Employee Benefit Plan, Pension Fund which is
                    subject to the provisions of the Employee
                    Retirement Income Security Act of 1974 or
                    Endowment Fund; see Section  240.13d-
                    1(b)(1)(ii)(F)

     (g)  [   ]     Parent Holding Company, in accordance with
                    Section  240.13d-1(b)(ii)(G) (Note: See
                    Item 7)

     (h)  [   ]     Group, in accordance with Section  240.13d-
                    1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

     (a)  Amount Beneficially Owned:
               2,582,500 shares (including 1,000,000 shares which the undersigned has a right to acquire pursuant to a Warrant)


     (b)  Percent of Class:
               14.6%


     (c)  Number of shares as to which such person has:
          (i)    sole power to vote or to direct the vote        2,582,500
          (ii)   shared power to vote or to direct the vote         0
          (iii)  sole power to dispose or to direct the
                 disposition of                                  2,582,500
          (iv)   shared power to dispose or to direct the
                 disposition of                                     0


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
            PERSON

     Not Applicable


ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
            ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
            HOLDING COMPANY

     Not Applicable


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not Applicable


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

     Not Applicable

ITEM 10.  CERTIFICATION

     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

     Not Applicable

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date      February 13, 1997

Signature __/s/  PETER A. ALLARD___


Name/Title     Peter A. Allard